

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 4, 2018

John Salerno
Chief Executive Officer
iGambit, Inc.
1050 W. Jericho Turnpike, Suite A
Smithtown, NY 11787

   Re: iGambit, Inc.
     Information Statement on Schedule 14C
     Filed August 9, 2018
     File No. 0-53862

Dear Mr. Salerno:

  We have limited our review of your information statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

General

1. In your Form 8-K filed August 6, 2018, you state that your designation and subsequent issuance of Series A Preferred Stock to CEO John Salerno on August 2, 2018 "gives him effective control over [your] affairs." Please amend this Form 8-K to provide the disclosure required by Item 5.01 of Form 8-K for a change in control, and also revise the instant information statement to provide the disclosure required by Item 6(e) of Schedule 14A.

2. Please make revisions throughout your information statement to make it consistently clear that Mr. Salerno is the sole holder of Series A Preferred Shares and thus holds the majority of your outstanding voting power. For example, please revise your

references to "the stockholders that are the record owners of our Series A Preferred Stock" (page 3) and to "holders of a majority of the vote represented by our outstanding shares of Series A Stock" (page 5).

Proposal 1

Amendment to our Articles of Incorporation to Increase the Common Stock of the Corporation

Purpose and Effect of Amendment, page 4

3.   According to your June 19, 2018 press release, you have entered into a letter of intent with Winpoint Health LLC which contemplates your purchase of all outstanding shares and business operations of Winpoint Health in exchange for a number of your common shares equal to 65% of your total common shares issued and outstanding after the transaction. Please revise your information statement to disclose this potential issuance of common shares to Winpoint Health shareholders as a reason for the authorized share increase. Refer to Item 1 of Schedule 14C and Item 19 of Schedule 14A. In that regard, we note that without increasing the number of authorized common shares, you would not appear to have enough authorized and unissued common shares to provide Winpoint Health shareholders with common shares equaling 65% of your total common shares outstanding.

4.   In addition, please provide all applicable disclosure that Item 14 of Schedule 14A requires with respect to your planned acquisition of Winpoint Health or tell us why you do not believe this disclosure is necessary. Refer to Item 14(a)(3) of Schedule 14A, which requires disclosure for "[a]n acquisition of any other going business or the assets of a going business," as well as Note A to Schedule 14A, which states that where "any item calls for information with respect to any matter to be acted upon and such matter involves other matters with respect to which information is called for by other items of this schedule, the information called for by such other items also shall be given." In your expanded disclosure, please ensure you specify the exemption pursuant to which you plan to issue common shares to the Winpoint shareholders and equity investors, along with a brief description of the facts giving rise to the availability of the exemption.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Parhaum J. Hamidi, Special Counsel, at (202) 551-3421 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products